August 1, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zogenix, Inc. (the "Company") Registration Statement on Form S-1, File No. 333-149846 Request for Withdrawal

Ladies and Gentlemen:

        The Company hereby applies for withdrawal of the Company's Registration Statement (File No. 333-149846) on Form S-1 filed with the Securities and Exchange Commission (the "Commission") on March 20, 2008 and amended on May 9, 2008 and June 18, 2008 (the "Registration Statement"), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to general market conditions. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

        The Company may undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Act.

        The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

        If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (858) 436-8594 or Cheston J. Larson of Latham & Watkins LLP at (858) 523-5435.

Sincerely,
ZOGENIX, INC.
By	/s/ David W. Nassif David W. Nassif Executive Vice President, Chief Financial Officer, Secretary and Treasurer
cc:
Cheston J. Larson, Esq., Latham & Watkins LLP